                                   UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           The John Nuveen Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 478035 10 8
                           -----------------------
                                 (CUSIP Number)

                          James J. Wesolowski, Esq.
                            333 West Wacker Drive
                           Chicago, Illinois 60606
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 20, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 478035 10 8                           Page  2  of ______  Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard J. Franke

            ###-##-####

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

            SC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                           7      SOLE VOTING POWER
                                  537,574

                           8      SHARED VOTING POWER
                                  266,556
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                  537,574

                          10      SHARED DISPOSITIVE POWER
                                  266,556


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            804,130


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.0%


    14      TYPE OF REPORTING PERSON*
            IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

                 This statement on Schedule 13D relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The John Nuveen Company, a Delaware corporation (the "Company"). The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND

                 (a)  Richard J. Franke

                 (b)  333 West Wacker Drive, Chicago, Illinois 60606.

                 (c) Mr. Franke is the Chairman, Chief Executive Officer and a Director of the Company. The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

                 (d) Mr. Franke has not been convicted in any criminal proceeding during the last five years (excluding traffic violations or other similar misdemeanors).

                 (e) During the last five years, Mr. Franke has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected Mr. Franke to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

                 (f)  Mr. Franke is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 All of the 804,130 shares of Class A Common Stock beneficially owned by Mr. Franke have been acquired by him through grants of restricted stock and non-qualified stock options under the Nuveen 1992 Special Incentive Plan (the "Incentive Plan"). On May 27, 1992, the date of the closing of the initial public offering of Class A Common Stock (the "Offering"), the Compensation Committee of the Board of Directors (the "Compensation Committee") awarded initial grants ("Initial Grants") under the Incentive Plan to key executive officers of the Company. Mr. Franke's Initial Grant included 635,144 restricted shares of Class A Common Stock and non-qualified stock options for 220,000 shares of Class A Common Stock, of which all options have become exercisable. Mr. Franke also received as part of his Initial Grant 254,056 deferred units under the Incentive Plan in lieu of an equal number of additional shares of restricted stock. See Item 5(c) and Item 6.

ITEM 4.  PURPOSE OF TRANSACTION

                 The purpose of the Incentive Plan was to enable the Company to attract and retain exceptionally qualified officers and other key employees upon whom the profitability of the Company will depend in large part, to provide incentive for such individuals to enhance the value of the

Company for the benefit of the stockholders, and to strengthen the mutuality of interests between participants and the Company's stockholders by providing equity-based incentive awards.

                 Depending on market conditions and applicable legal restrictions existing at the time, Mr. Franke may from time to time increase his beneficial ownership of shares of Class A Common Stock through open market transactions (including brokerage transactions on the New York Stock Exchange) or by other types of transactions. Mr. Franke may also from time to time dispose of shares of Class A Common Stock beneficially owned by him in open market transactions, in conjunction with a registration statement filed by the Company or otherwise. He may also from time to time make donations of shares of Class A Common Stock to the Franke Family Charitable Foundation, an Illinois charitable trust (the "Foundation"), and the Foundation may from time to time transfer shares of Class A Common Stock to qualified donees in accordance with the terms of the Foundation trust agreement.

                 Except as described in this Item 4, Mr. Franke does not have any present plans or proposals which relate to or would result in any action or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Franke reserves the right to change his plans or intentions at any time and to take all actions he may deem appropriate in the circumstances.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 (a) Mr. Franke is the beneficial owner of 804,130 Class A Common Shares, including 220,000 shares issuable upon the exercise of stock options which are currently exercisable and 266,556 shares (3.3%) held by the Foundation. Based on the number of shares of Class A Common Stock outstanding as of May 20, 1996 and such 220,000 shares subject to Mr. Franke's stock options, such 804,130 shares represent approximately 10.0% of the Class A Common Stock.

                 (b) Mr. Franke has sole power to vote or direct the vote with respect to 537,574 shares of Class A Common Stock beneficially owned by him.

                 Mr. Franke has sole power to dispose or direct the disposition with respect to 537,574 shares of Class A Common Stock, of which 317,574 shares are outstanding shares that are no longer subject to restrictions to transferability or risk of forfeiture under the Incentive Plan and 220,000 are unissued shares subject to currently exercisable stock options.

                 Mr. Franke is one of four trustees of the Foundation and in such capacity shares both the power to vote or direct the vote and the power to dispose or direct the disposition of the 266,556 shares held by the Foundation. The other trustees are his spouse and children.

                 (c) Since May 27, 1992, the date of Mr. Franke's Initial Grant, the following restricted shares have become vested and the following shares have become subject to exercisable stock options, pursuant to the vesting schedules described in Item 6, on the dates indicated:

                                           Number of                Number of Option
                                           Restricted Shares        Shares Becoming
                 Date                      Becoming Vested          Exercisable
                 ----                      ---------------          -----------

                 May 27, 1992                    63,514               15,714.285
                 July 1, 1992                    63,514               15,714.285
                 October 1, 1992                 63,514               15,714.285
                 January 1, 1993                 63,514               15,714.285
                 April 1, 1993                   63,514               15,714.285
                 July 1, 1993                      0                  15,714.285
                 October 1, 1993                   0                  15,714.285
                 January 1, 1994                   0                  15,714.285
                 April 1, 1994                     0                  15,714.285
                 July 1, 1994                    63,514               15,714.285
                 October 1, 1994                 63,514               15,714.285
                 January 1, 1995                 63,514               15,714.285
                 April 1, 1995                   63,514               15,714.285
                 July 1, 1995                    63,518               15,714.285



On December 29, 1992, Mr. Franke originally transferred 190,542 shares of Class A Common Stock to the Foundation, on July 14, 1993, Mr. Franke transferred 63,514 shares of Class A Common Stock to the Foundation, and on July 29, 1994 Mr. Franke transferred 63,514 shares of Class A Common Stock to the Foundation for a total of 317,570 shares Class A Common Stock of the Company transferred to the Foundation. However, the Foundation has made the following donations to qualified donees in accordance with the terms of the Foundation trust agreement: 1) February 4, 1993, a gift of 15,000 shares; 2) March 3, 1993, a gift of 13,500 shares; 3) September 1, 1993 a gift of 5,000 shares; 4) September 1, 1993 a gift of 514 shares; 5) October 20, 1994 a gift of 2,500 shares; 6) October 21, 1994 a gift of 500 shares; 7) October 21, 1994 a gift of 1,000 shares; 8) October 24, 1994 a gift of 10,500 shares; 9) October 27, 1994 a gift of 1,500 shares; 10) April 20, 1995 a gift of 500 shares; 11) April 20, 1995 a gift of 500 shares all of which were Class A Common Stock of the Company, for a total of 51,014 shares of Class A Common Stock of the Company that have been gifted away by the Foundation. Except as set forth in this Item 5(c), Mr. Franke has not effected any transactions in shares of Class A Common Stock during the period from May 27, 1992 to the date of this statement.

                 (d)  See Item 6.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 The following summary of contracts, arrangements, understandings or relationships of Mr. Franke with respect to securities of the Company does not purport to be complete and is qualified in its entirety by reference to the documents filed as Exhibits to this statement, each of which is incorporated her in its entirety by this reference.

                 Mr. Franke's Initial Grant under the Incentive Plan consisted of 635,144 restricted shares of Class A Common Stock, 254,056 deferred units in lieu of an equal number of additional shares of restricted stock and a non-qualified stock option for 220,000 shares of Class A Common Stock. Each share of restricted stock awarded to Mr. Franke as part of his Initial Grant was valued at $18.00, equal to the initial public offering price per share of Class A Common Stock in the Offering. Each of Mr. Franke's deferred units represents a right to receive a cash payment of $18.00, plus interest at the prime rate, which is subject to certain restrictions and a risk of forfeiture and certain other terms and conditions, payable upon the lapse of such restrictions on a specified date or upon the occurrence of a specified event. The exercise price per share under Mr. Franke's stock option is also $18.00, and the term of his stock option expires on May 26, 2002.

                 The shares of restricted stock and deferred units awarded to Mr. Franke has vested, and the stock option awarded to him became exercisable, in 14 equal quarterly installments, commencing on May 27, 1992 (the closing date of the Offering), and thereafter on the first day of each successive fiscal quarter, which concluded on July 1, 1995. Mr. Franke's restricted stock, deferred units and stock option are subject to accelerated vesting in the event of his death, disability or retirement upon reaching age 65 (or at an earlier date with the approval of the Compensation Committee), or in the event of a change in control of the Company (as defined in the Incentive Plan). In the event Mr. Franke's employment is terminated by the Company other than for cause or by Mr. Franke on account of constructive termination, Mr. Franke's Employment Agreement provides that his restricted stock, deferred units and stock option will not be forfeited but rather will fully vest or become payable. In addition, if the St. Paul Companies, Inc. ("St. Paul"), or any subsidiary or affiliate of St. Paul, sells shares of Class A Common Stock or Class B Common Stock (collectively, the "Common Stock") of the Company after the Offering, the Incentive Plan provides that a ratable portion (equal to the ratio that the shares so sold bear to the total shares of Common Stock held by St. Paul and its subsidiaries prior to the Offering) of the shares of restricted stock and deferred units included in Mr. Franke's Initial Grant will immediately vest.

                 During the period when shares of restricted stock awarded to Mr. Franke remained unvested, Mr. Franke was entitled to vote such shares and receive dividends or dividend equivalents with respect to such shares. A dividend equivalent entitled Mr. Franke to receive an amount of cash equal in value to the dividend that had been paid on the number of shares of Class A Common Stock specified in the dividend equivalent award if such shares had been fully vested on the record date for payment of the dividend.

                 The Company has granted to St. Paul certain rights to require the Company to register for offer and sale under the Securities Act of 1933, as amended, and state blue sky laws certain shares of Class A Common Stock which may be issued to St. Paul upon conversion of Class B Common Stock of the Company. Each of Mr. Franke and Donald E. Sveen, President, Chief Operating Officer and a Director of the Company, has the right to include up to 50% of his then current holdings of Class A Common Stock acquired under the Incentive Plan in any registration of Class A Common Stock for St. Paul. This right may be exercised by Mr. Franke and/or Mr. Sveen only after June 1, 1994 for estate planning purposes. This right may be limited pro rata or eliminated, by an underwriter, if any, if the secondary offering of the Class A Common Stock of Mr. Franke and/or Mr. Sveen may adversely affect St. Paul's offering.

                 The Foundation's trust agreement contains certain provisions applicable to the retention, disposition and voting of the shares of Class A Common Stock held by the Foundation. Copies of these provisions are included in Exhibit 5 to this statement.

                 Except as described in Item 4 and in this Item 6, Mr. Franke is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any shares of Class A Common Stock of the Company, including but not limited to transfer or voting of any shares of Class A Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as provided in the Incentive Plan, Mr. Franke has not pledged or otherwise subjected any shares of Class A Common Stock held by him to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL FILED AS EXHIBITS

Copies of the documents listed below have heretofore been filed with the Commission as exhibits to Mr. Franke's Schedule 13D filed on March 30, 1993 and are incorporated herein by reference and made a part hereof.

Exhibit 1. The Nuveen 1992 Special Incentive Plan (Filed as Exhibit 1 to Mr. Franke's Schedule 13D filed with the Securities and Exchange Commission on March 30, 1993.)

Exhibit 2. Stock Option Agreement between the Company and Mr. Franke (Filed as Exhibit 2 to Mr. Franke's Schedule 13D filed with the Securities and Exchange Commission on March 30, 1993.)

Exhibit 3. Employment Agreement between the Company and Mr. Franke (Filed as Exhibit 3 to Mr. Franke's Schedule 13D filed with the Securities and Exchange Commission on March 30, 1993.)

Exhibit 4. Registration Rights Agreement between the Company and The St. Paul Companies, Inc. (Filed as Exhibit 4 to Mr. Franke's
                 Schedule 13D filed with the Securities and Exchange Commission on March 30, 1993.)

Exhibit 5 Certain provisions of the Foundation trust agreement (Filed as Exhibit 5 to Mr. Franke's Schedule 13D filed with the Securities and Exchange Commission on March 30, 1993.)

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 31, 1996                                       /s/ Richard J. Franke
- ---------------                                    -----------------------
    Date                                            Richard J. Franke